October 25, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee

Kristina Marrone

Austin Wood

James Lopez

Re:	Thayer Ventures Acquisition Corporation

Registration Statement on Form S-4

Filed September 16, 2021

File No. 333-259570

Ladies and Gentlemen:

On behalf of our client, Thayer Ventures Acquisition Corporation ( “Thayer” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 14, 2021, relating to the above referenced Registration Statement on Form S-4 submitted to the Commission on September 16, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version submitted on September 16, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 16, 2021), all page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form S-4 Filed September 16, 2021

Prospectus Summary, page 27

1.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 33, 97, 121 and 138 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

2.

Please revise the last Question and Answer on page 11 and where appropriate to address the PIPE financing closing condition. It appears the condition cannot be waived, and the opportunity should be provided to vote separately on the issuance of shares in connection with the merger and the PIPE financing.

The Company respectfully advises the Staff that it has provided for a separate vote on the issuance of shares of Thayer Class A Common Stock to the investors in the PIPE under subproposal (b) to Proposal No. 6 – The “Nasdaq Proposals.” As disclosed on page 194 of Amendment No. 1, each of the Nasdaq Proposals requires a separate affirmative vote (virtually in person or by proxy) of holders of a majority of the then-outstanding shares of Thayer Capital Stock entitled to vote and actually cast thereon at the special meeting. The Company has also revised the disclosure on pages 12 and 120 of Amendment No. 1 to clarify that each of the Nasdaq Proposals requires a separate stockholder vote.

The Company also respectfully advises the Staff that the closing condition with respect to the Company’s minimum cash, like all conditions set forth in the Business Combination Agreement, may be waived by the Company such that the transaction may still close if such condition fails to be satisfied.

3.

Regarding the PIPE transaction disclosure on page 31, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

The Company respectfully advises the Staff that there are no material differences between the terms of the securities issued at the time of the IPO as compared to the PIPE Shares that will be issued to the PIPE Investors at the time of the Business Combination. The Company’s sponsors, directors, officers and their respective affiliates did not participate in the PIPE. In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 1 to clarify that the Company’s sponsors, directors, officers and their affiliates did not participate in the PIPE financing.

4.

We note your disclosure titled Interests of Thayer’s Directors, Officers, and Others in the Business Combination on pages 31 and 32. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 24, 33, 34, 93, 97, 121 and 138 of Amendment No. 1.

5.

Please revise the conflicts of interest discussion at the summary level contained under the heading Interests of Thayer’s Directors, Officers, and Others in the Business Combination on pages 31 and 32 so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company, or whether the directors or sponsor were required to vote in favor of a presented initial business combination. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Securities and Exchange Commission

October 25, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 33, 34, 97, 98, 120, 121, 138 and 139 of Amendment No. 1 to highlight all material interests in the transaction held by the sponsor and the Company’s officers and directors. The Company respectfully advises the Staff that the Sponsor and the Company’s officers and directors have no other interests in, or affiliations with, Inspirato LLC (“Inspirato”).

6.

Please expand your conflicts of interests disclosure on pages 31 and 32 to include whether the sponsor has any ownership interest in the target company. Should the sponsor have an ownership interest in the target company, disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 33, 97, 120 and 138 of Amendment No. 1.

7.	We note that the sponsor has agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company respectfully advises the Staff that the referenced waiver of redemption rights was negotiated as part of the letter agreements entered into among the Company and the Sponsor, the Company’s officers and the Company’s directors at the time of the Company’s IPO in December 2020 and not in connection with the proposed transaction with Inspirato. The Company confirms to the Staff that no consideration related to the proposed business combination with Inspirato was provided to the Sponsor in exchange for entry into these letter agreements. In response to the Staff’s comment, the Company has also revised the disclosure on pages 33, 97, 120 and 138 of Amendment No. 1.

8.

Revise your disclosure on page 39 that illustrates the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios that not only includes minimum and maximum redemption levels, but also interim redemption levels.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 21, 41 and 42 of Amendment No. 1.

9.

We note the statement on page 99 that the parties agreed to the UP-C organizational structure for tax and other business purposes. Please revise to clearly explain in terms understandable to the average investor what the tax and business purposes are and the extent to which the structure is unusual compared to other mergers and initial business combinations by SPACs. Additionally, we note the statement on page 150 that PubCo will be required to make payments under the TRA. Please clarify why such payments do not “give rise to any significant business or strategic benefit or detriment.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus/proxy statement and pages 14, 15, 30, 40, 41, 104, 143 and 235 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

10.

With respect to the UP-C structure, please identify the Flow-Through Sellers and disclose, if material, any economic differences or potential economic differences between the Class A common stock held by the public and interests held by the Flow-Through Sellers and others. Please clearly explain any such differences and risks they pose to public stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 30, 40, 41, 72, 104, 143 and 235 of Amendment No. 1.

The Flow-Through Sellers are all of the members of Inspirato immediately prior to the closing, other than the Blockers. The Flow-Through Sellers who will hold more than 5% of the outstanding Combined Company Common Stock following the closing will be identified in the section titled “Security Ownership of Certain Beneficial Owners and Management.”

Risk Factors, page 49

11.

We note your disclosure of the risk of dilution of the value of shareholders shares in the combined company on pages 80, 86 and 95. Please revise to disclose all possible sources of dilution and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 21, 41, 42, 83, 89 and 99 of Amendment No. 1.

12.

We note your disclosure on page 88 concerning the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please revise your disclosure to include not only the risk presented by the absence of due diligence conducted by an underwriter, but also that such an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Net loss per share, page 109

13.

Please tell us how you calculated pro forma basic and diluted loss per share, assuming no redemption and assuming maximum redemption, for all periods shown. Based upon the amounts on the schedule on page 110, it appears that pro forma net loss for the year ended December 31, 2020 should be $0.05.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 110 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

Background of the Business Combination, page 120

14.

Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. As examples only, please further explain the key terms and negotiated items involving “a proposal for a business combination” on page 121; “transaction structure and exchange rights,” “historical and projected financial performance,” “investor presentation that would be shared as part of the PIPE” on page 122; and “a further updated non-binding letter of intent” and “projected financial performance” on page 123. Please identify the original terms as well as how and why any terms were revised over time. Please also provide a more detailed description of any indications of interest or letters of intent and confidentiality agreements entered into with the 50 other potential targets and identify the potential target companies that received formal indications of interest and/or draft letters of intent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 126-132 of Amendment No. 1.

15.

Please also expand your disclosure of the key terms to clarify how they were negotiated and ultimately resulted in the proposed transaction. As non-exclusive examples, it is unclear why you do not address the five-person board of managers, the Class V common shares or the PIPE investment, and the UP-C structure in more detail, including which parties proposed them and the extent to which the terms evolved during negotiations. Please also explain how the value resulted in $1.07 billion when the parties had discussed $1.25 billion and other values.

In response to the Staff’s comment, the Company has revised the disclosure on pages 126-132 of Amendment No. 1.

Proposals to be Considered by Thayer’s Stockholders, page 120

16.

We note your disclosure on page 120 concerning your hiring of a financial advisor, Evercore, and the lack of a obtaining a fairness opinion from them in connection with the business combination on page 126. Please revise your disclosure to include the level of diligence performed by your financial advisor, including any material data or analyses provided to you by your financial advisor. Additionally, please disclose the basis for the board’s decision not to seek a fairness opinion from your financial advisor with regards to the business combination.

The Company respectfully advises the Staff that, consistent with customary practice for financial advisors to SPACs and the Company’s engagement letter with Evercore, Evercore did not engage in due diligence regarding Inspirato for or on behalf of the Company or provide to the Company any due diligence reports or material analyses regarding Inspirato. As financial advisor to the Company, Evercore helped prepare Company management for due diligence calls and attended certain due diligence calls between the Company and Inspirato management. Due diligence was conducted by Company management as well as certain of its other advisors. The Company has revised the disclosure on pages 127, 128 and 129 of Amendment No. 1 to clarify Evercore’s role in the Company’s due diligence efforts.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1 to disclose the basis for the board’s decision not to seek a fairness opinion.

17.

We note your disclosure on page 122 discussing the PIPE transaction, specifically, that both parties, Inspirato and Thayer, worked on an investor presentation that would be shared as part of the PIPE transaction. Please disclose whether investor presentation materials provided as part of the PIPE are materially consistent with the information contained within this filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

Certain Inspirato Projected Financial Information, page 127

18.

Please revise to expand and further clarify in quantitative and qualitative terms the “number of assumptions” beginning at the bottom of page 128. For example, it is unclear whether and on what basis the projections assume accelerating subscription rates or the addition of new subscribers in excess of existing subscribers net of cancellations. It is also unclear what amounts of “investments in sales and marketing” and other items underlie the projections. Similarly, it is unclear what amounts of “further penetrat[ion] of existing subscriber base” are assumed, and what amounts of cash “made available from the Trust Account” are assumed. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of Amendment No. 1.

19.	In this regard, we note your financial projections cover 5 years. Please explain the basis for presenting forecasts extending five years.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes presenting projections that cover 5 years provides useful information about the potential overall growth of Inspirato’s business over a meaningful period of time. Additionally, Inspirato Pass, was first offered in 2019 and the new Inspirato Club subscription was first offered in 2020. A significant portion of the time that Inspirato Pass and the new Inspirato Club subscriptions have been available to customers has been during the COVID-19 pandemic. As such, the Company believes that a 5-year projection is helpful in showing these products’ anticipated effects on Inspirato’s business and financial results over time.

20.

We note the statements on page 127 that readers are “cautioned not to rely on the projections” and that the projections “should not be looked upon as ‘guidance’ of any sort.” Please revise to remove the statement suggesting investors cannot rely on the disclosures; and reconcile the characterization of the projections not being “guidance” with the disclosures elsewhere that Thayer and the Thayer board of directors considered Inspirato’s outlook in deciding to recommend the initial business combination. It is unclear how the projections, estimates and outlooks were not understood as guiding the company’s and the board of directors’ decision making.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1.

21.

We note from page 123 and elsewhere in the Background of the Business Combination that the parties discussed projections at multiple stages of the negotiations. It is unclear if Inspirato modified the projections over time. Please clarify the extent to which multiple sets of projections exist.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 130 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

Projections, page 128

22.

We note that the Inspirato revenue projections assume revenue growth that far exceeds growth for the historical periods presented in the filing. Please revise your filing to provide more detailed disclosure of your revenue growth assumptions and the reasons you believe these assumptions are reasonable.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations of the Redemptions, page 153

23.

We note statements on page 155, including treatment of redemptions under U.S. federal income tax regulations. We also note that the Business Combination Agreement seeks treatment under Section 368(a) for aspects of the transaction. Please amend the disclosure here, and where appropriate, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. If the merger will result in tax consequences to U.S. shareholders that are material, please file a tax opinion as an exhibit to the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure in the section titled “Material U.S. Federal Income Tax Considerations of the Redemptions” in the Registration Statement adequately addresses the material U.S. federal tax consequences of the entire transaction to Public Stockholders. Because the merger and the blocker mergers will not have material U.S. federal tax consequences for the Public Stockholders, there is no representation as to the tax consequences of the merger or the blocker mergers to the Public Stockholders set forth in the Registration Statement and consequently the Company respectfully submits that no tax opinion is required under Item 601(b)(8) of Regulation S-K or Section III.A.1 Staff Legal Bulletin 19. References to Code Section 368(a) pertain only to the blocker mergers and are contained only in the Business Combination Agreement and Tax Receivable Agreement, neither of which purport to describe the U.S. federal income tax consequences of the transactions to Public Stockholders. Any redemption is generally described as a taxable transaction to Public Stockholders in the Registration Statement.

Information about Inspirato, page 188

24.	We note the statement on page 187 regarding branded private luxury “homes available exclusively” to Inspirato subscribers. Please revise to identify the exclusive brands.

The Company respectfully advises the Staff that the references to exclusivity are intended to convey that the private residences are exclusively available to Inspirato subscribers. In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 28, 103, 197, 202, 206 and 234 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

25.

We note the disclosure switches back and forth between TAM and SAM. Please revise to clarify when and why you cite these data sets. In this regard, it is unclear why $230 billion would be the appropriate demand for Inspirato’s services when TAM appears to assume a significant portion of the market is and will be provided by the “hospitality suppliers” separate from Inspirato subscribers or revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and 212 of Amendment No. 1. The Company respectfully advises the Staff that it believes it is important to highlight both the size of the total market for Inspirato’s products (TAM) as well as the portion of the market Inspirato may be able to acquire based on existing business (SAM) to illustrate the scope of the potential supply and demand for Inspirato’s services based on third party data. On the demand side, the $230 billion market demand TAM shows the depth of the demand for Inspirato’s offerings and the potential revenue opportunity for Inspirato and supports assumptions around the demand for Inspirato’s offerings from both existing and potential new subscribers. On the supply side, the Company believes that the expected $385 billion market supply TAM in 2025 shows the depth of the supply of luxury accommodations broadly. The estimated $90 billion market supply SAM in 2025, which includes rooms and residences that could be added to the Inspirato platform currently via partnerships or acquisitions, supports the assumptions around the availability of future supply to include on the Inspirato platform based on its current business model.

26.

We note the statement on page 192 that branded private luxury vacation residences “make up the heart of the Inspirato portfolio.” As the number of residences and resort partners reflect a higher number of hotel and resort partners, revise here and in the MD&A section to clarify why the branded private luxury vacation residences make up the heart of the portfolio.

The Company respectfully advises the Staff that the residences make up the majority of Inspirato’s travel revenue and since 2019 the Company has delivered more nights in residences than hotels. Further, the Company believes that the private vacation residences are a differentiating factor between Inspirato and other luxury hospitality suppliers because such residences are exclusively for the access of Inspirato subscribers. In response to the Staff’s comment, the Company has revised the disclosure on pages 202 and 239 of Amendment No. 1.

Certain Inspirato Relationships and Related Party Transactions, page 220

27.

Please revise to identify the parties to the transactions. As non-exclusive examples, you reference “certain members of Inspirato’s board of managers,” “entities affiliated with Brad Handler,” “an entity affiliated with W Capital Partners III,” and “certain other key employees.” Please also identify the material terms of the several agreements under the Series E Preferred Unit Financing and quantify the reserve requirement of the Guarantee of Surety Bonds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 140, 230, 231 and 232 of Amendment No. 1.

Inspirato Management’s Discussion and Analysis, page 224

28.

We note the discussion of ARR on page 226 and the comparison against ARR for Netflix, Wheels Up and others in Exhibit 99.2. Please clarify the extent to which your calculation of ARR differs from those of your competitors and the companies you cite. We also note the statement on page 226 that active contracts at the date used in calculating ARR may or may not be extended by subscribers. Please clarify the extent to which you have experienced periods when your ARR did not capture recurring revenue by material amounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 236, 237 and 241 of Amendment No. 1.

The Company respectfully advises the Staff that it added disclosure to highlight that in the years ended December 31, 2018 and 2019 (prior to the launch of Inspirato Pass and the new Inspirato Club subscriptions) subscription revenue represented only 30% of total revenue and in the year ended December 31, 2020 (when total revenue decreased) and the six months ended June 30, 2021 subscription revenue was 55% and 45% of total revenue, respectively. Additionally, over time as enrollment fee revenue has decreased as a percentage of subscription revenue, the difference between ARR and subscription revenue has generally decreased. The Company has revised the disclosure in Amendment No. 1 to specifically highlight that in the second quarter of 2020 the Company’s subscription revenue was significantly lower than ARR at June 30, 2020 as a result of incentives that the Company offered to subscribers related to the COVID-19 pandemic.

Securities and Exchange Commission

October 25, 2021

29.	Please revise to identify the parties and circumstances involved in the $9 million of debt forgiveness in 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 237, 240 and 242 of Amendment No. 1.

30.

We note the statement on page 231 that Inspirato’s agreements are typically monthly or annual. Please revise to quantify the approximate percentages of monthly and annual contracts, and clarify if material the extent to which margins and retention rates differ. Please also clarify the extent to which margins are materially different between travel and subscription revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 236 and 239 of Amendment No. 1. The Company respectfully advises the Staff that it believes that the margin and retention rates between monthly, semi-annual and annual contracts do not materially differ, and Inspirato does not track information relating to margin and retention rates by contract length. Given how its subscriptions operate, the Company does not believe that such information would be helpful in managing its business or to investors. For example, because Inspirato Pass subscriptions include travel at no additional cost, Inspirato does not distinguish between or collect data on margins in travel revenue versus subscription revenue.

31.	Please advise us why the revolving line of credit and credit facilities identified on page 236 are not filed as material agreements under Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file the Loan and Security Agreement as an exhibit to a future amendment to the Registration Statement. Inspirato does not have other credit facilities that are required to be filed under Item 601(b)(10) of Regulation S-K.

Inspirato Management’s Discussion and Analysis

Non-GAAP Financial Metrics, page 227

32.

To avoid giving undue prominence to your non-GAAP financial measures, please move the discussion of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow so that it follows the discussion of GAAP operating results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 245 - 248 of Amendment No. 1.

Information About Thayer, page 241

33.

We note your repeated disclosures throughout the filing that Thayer’s directors and officers will not be reimbursed for out of pocket expenses incurred in pursuit of the initial business combination. Please reconcile such statements with the statements made on page 245 that provide that the sponsor as well as directors and officers of Thayer will be reimbursed for out of pocket expenses in pursuit of an initial business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 255 of Amendment No. 1.

Securities and Exchange Commission

October 25, 2021

Certain Thayer Relationships and Related Party Transactions, page 255

34.

We note the statement that no charges were incurred as of December 31, 2020 under the administrative support agreement. Please revise to provide updated quantified disclosure here and elsewhere for amounts paid and reimbursed.

In response to the Staff’s comment, the Company has revised the disclosure on page 266 of Amendment No. 1.

35.	Please revise to identify the 3 institutional investors referenced on page 256.

In response to the Staff’s comment, the Company has revised the disclosure on page 266 of Amendment No. 1.

Management After the Business Combination, page 258

36.

We note the statement on page 149 that “Inspirato will be managed by a five-person board of managers designated by PubCo.” Please revise here to identify and include appropriate disclosures about the five-person board of managers or reconcile the statement on page 149 with the disclosure here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 143 and 144 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners, page 283

37.

Please revise to identify the natural persons with voting and investment power over the shares held by Polar Asset Management Partners and CVI Investments. Additionally, we note you identify “(8 persons)” post-Business Combination; however, the table identifies 7. Please revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on pages 294 to 295 of Amendment No. 1.

General

38.

Please file as exhibits the form of employment agreements identified on page 212. Additionally, file as exhibits or advise us why the Cadillac and Wheels-Up agreements referenced on page 197 are not material.

The Company respectfully advises the Staff that it previously filed the employment agreements as Exhibits 10.21, 10.22, 10.23 and 10.24.

The Company respectfully advises the Staff that it does not deem Inspirato’s agreements with Cadillac and Wheels-Up to be material agreements within the meaning of Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company respectfully advises the Staff that partnerships with luxury brands regularly accompany Inspirato’s business and, as disclosed on page 207 of Amendment No.1, the partnerships with Cadillac and Wheels-Up are merely examples of such partnerships, and that Inspirato is not substantially dependent on such agreements.

*****

Securities and Exchange Commission

October 25, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (202)-842-7835 or dpeale@cooley.com.

Sincerely,

/s/ Daniel Peale
Daniel Peale
Cooley LLP

cc:	R. Webster Neighbor, Inspirato LLC

James Hnat, Inspirato LLC

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Wilson Sonsini Goodrich & Rosati, P.C.